FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

               For the Month of February 2005 (February 23, 2005)


                          TECNOMATIX TECHNOLOGIES LTD.
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                              (Name of Registrant)


            Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   [ X ]          Form 40-F  [   ]


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes  [   ]               No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

The information included in the Form 6-K is incorporated by reference to the Registrant's Registration Statement on Form F-3/A, registration number 333-115214.

On February 25, 2005, Tecnomatix issued a press release announcing that, on February 23, 2005, the German Federal Cartel Office approved UGS Corp.'s acquisition of all of the outstanding equity of Tecnomatix. A copy of this press release is attached as Exhibit 1 to this Report on Form 6-K and is incorporated by reference herein.

On March 1, 2005, Tecnomatix issued a press release announcing that, on February 28, 2005, its shareholders had approved the acquisition by UGS Corp. of all of the outstanding equity of Tecnomatix. A copy of this press release is attached as Exhibit 2 to this Report on Form 6-K and is incorporated by reference herein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TECNOMATIX TECHNOLOGIES LTD.



Date:    March 1, 2005                By:  /s/ Oren Steinberg
                                          _______________________________
                                          Name:  Oren Steinberg
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------


Exhibit
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1        Press release, dated February 25, 2005
2        Press release, dated March 1, 2005

                                   EXHIBIT 1



[UGS LOGO]                                                     [TECNOMATIX LOGO]

MEDIA CONTACTS:                                  INVESTOR CONTACTS:
--------------                                   -----------------
Mendi Paschal - UGS                              Doug Barnett - UGS
972-987-3210                                     972-987-3352
paschal@ugs.com                                  doug.barnett@ugs.com


Shaun Ennis - Tecnomatix                         Oren Steinberg - Tecnomatix
603-766-9515                                     972-9-9594891
shaun.ennis@tecnomatix.com                       osteinberg@tecnomatix.com



FOR RELEASE AT 8:00 A.M. CST FRIDAY, FEBRUARY 25, 2005

German Federal Cartel Office Approves UGS Corp.'s Acquisition of Tecnomatix

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PLANO, Texas, and HERZLIA, Israel - UGS Corp., a leading global provider of product lifecycle management (PLM) software and services, and Tecnomatix Technologies Ltd. (NASDAQ:TCNO), the leader in Manufacturing Process Management
(MPM) software solutions for the automotive, electronics, aerospace and other manufacturing and processing industries, today announced that on Feb. 23, the German Federal Cartel Office approved UGS' acquisition of all of the outstanding equity of Tecnomatix.

About UGS
UGS is a leading global provider of product lifecycle management (PLM) software and services with nearly 4 million licensed seats and 42,000 clients worldwide. The company promotes openness and standardization and works collaboratively with its clients in creating enterprise solutions enabling them to transform their process of innovation and thus begin to capture the value of PLM. For more information on UGS products and services, visit www.ugs.com.

About Tecnomatix Technologies Ltd.
Tecnomatix Technologies Ltd. (NASDAQ: TCNO) provides the world's leading Manufacturing Process Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations. More than 5,000 companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality. With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford, GM, Mazda, Philips, Schneider Electric and Volkswagen. For more information, visit www.tecnomatix.com.


The statements in this news release that are not historical statements, including statements regarding future product integration and development and the benefits of the proposed transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond UGS' and Tecnomatix's control, which could cause actual results to differ materially from such statements, including the risks that the proposed transaction is not consummated or that UGS or Tecnomatix does not realize the expected benefits. UGS has included a discussion of other pertinent risk factors in the final offering memorandum relating to our 10% Senior Subordinated Notes, a copy of which is available from the company. In addition, for more details about the risks and uncertainties of Tecnomatix's business, refer to the Tecnomatix's filings with the Securities and Exchange Commission. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Note: UGS, Teamcenter and E-factory are registered trademarks of UGS Corp. or its subsidiaries in the United States and in other countries. All other trademarks, registered trademarks or service marks belong to their respective holders.

                                   EXHIBIT 2



[UGS LOGO]                                                     [TECNOMATIX LOGO]

MEDIA CONTACTS:                                     INVESTOR CONTACTS:
Mendi Paschal - UGS                                 Doug Barnett - UGS
972-987-3210                                        972-987-3352
paschal@ugs.com                                     doug.barnett@ugs.com

Shaun Ennis - Tecnomatix                            Oren Steinberg - Tecnomatix
603-766-9515                                        972-9-9594891
shaun.ennis@tecnomatix.com                          osteinberg@tecnomatix.com



FOR RELEASE AT 4:00 P.M. CST TUESDAY, MARCH 1, 2005

Tecnomatix Shareholders Approve Acquisition by UGS Corp.

-------------------------------------------------------------------------------

PLANO, Texas, and HERZLIA, Israel - UGS Corp., a leading global provider of product lifecycle management (PLM) software and services, and Tecnomatix Technologies Ltd. (NASDAQ:TCNO), the leader in Manufacturing Process Management
(MPM) software solutions for the automotive, electronics, aerospace and other manufacturing and processing industries, today announced that Tecnomatix shareholders approved the acquisition by UGS Corp. of all of the company's outstanding equity.

About UGS
UGS is a leading global provider of product lifecycle management (PLM) software and services with nearly 4 million licensed seats and 42,000 clients worldwide. The company promotes openness and standardization and works collaboratively with its clients in creating enterprise solutions enabling them to transform their process of innovation and thus begin to capture the value of PLM. For more information on UGS products and services, visit www.ugs.com.

About Tecnomatix Technologies Ltd.
Tecnomatix Technologies Ltd. (NASDAQ: TCNO) provides the world's leading Manufacturing Process Management (MPM) solutions for the automotive, electronics, aerospace and other manufacturing and processing industries. Tecnomatix eMPower solutions for MPM enable the design, simulation, and execution of production processes, and provide real-time control and visibility throughout shop-floor operations. More than 5,000 companies worldwide are using eMPower solutions to reduce operating costs, accelerate product introductions, and shorten time-to-volume -- while maintaining high levels of product and process quality. With offices in over 20 countries, Tecnomatix supports such global leaders as BMW, Boeing, Comau, Ford, GM, Mazda, Philips, Schneider Electric and Volkswagen. For more information, visit www.tecnomatix.com.


The statements in this news release that are not historical statements, including statements regarding future product integration and development and the benefits of the proposed transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond UGS' and Tecnomatix's control, which could cause actual results to differ materially from such statements, including the risks that the proposed transaction is not consummated or that UGS or Tecnomatix does not realize the expected benefits. UGS has included a discussion of other pertinent risk factors in the final offering memorandum relating to our 10% Senior Subordinated Notes, a copy of which is available from the company. In addition, for more details about the risks and uncertainties of Tecnomatix's business, refer to the Tecnomatix's filings with the Securities and Exchange Commission. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Note: UGS, Teamcenter and E-factory are registered trademarks of UGS Corp. or its subsidiaries in the United States and in other countries. All other trademarks, registered trademarks or service marks belong to their respective holders.